EXHIBIT 14.1




                                MOVING BYTES INC.
                                 CODE OF ETHICS




     The Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions ("Accountable Person") shall be subject to the following code of ethics:

     o each Accountable Person shall conform to honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     o each Accountable Person shall avoid conflicts of interest, including disclosure to another Accountable Person of any material transaction or relationship that could reasonably be expected to give rise to such a conflict;

     o each Accountable Person shall make full, fair, accurate, timely, and understandable disclosure in reports and documents that the company files with, or submits to, the SEC and in other public communications made by the company;

     o each Accountable Person shall comply with all applicable governmental laws, rules and regulations;

     o each Accountable Person shall promptly report violation of this Code of Ethics to another Accountable Person;

     o each Accountable Person is fully accountable to adhere to this Code of Ethics.